

January 24, 2012

Via E-mail
Holli Morris
President
HapyKidz.com, Inc.
6409 E. Nisbet Road
Scottsdale, AZ 85254

> **Re: HapyKidz.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 17, 2012**
> **File No. 333-177500**

Dear Ms. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial information included in your filing in accordance with the requirements of Rule 8-08 of Regulation S-X.

Risks related to our business, page 10

Our business model may limit our ability to generate significant revenues…, page 11

2. We note your response to comment 1 from our letter dated December 15, 2011. Based on your response it appears that the company is calculating the donation on a per deal basis, and that the company intends to donate a minimum of 5% of revenues to charities even if the company as a whole is not profitable. If true, please revise your disclosure throughout your filing, where your plan to donate 50% of net profits is mentioned, to

Holli Morris
HapyKidz.com, Inc.
January 24, 2012
Page 2

        clarify that you intend to donate at least 5% of revenues to charities even if the company is not profitable.

        You may contact Kenya Wright Gumbs, Staff Accountant at (202) 551-3464 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

        Sincerely,

        /s/ Celeste M. Murphy for

        Larry Spirgel
        Assistant Director

cc: Angela M. Fontanini, Esq.